TORCHMARK CORPORATION
COMPUTATION OF RATIO OF EARNINGS
(Dollar amounts in thousands)

Exhibit 12.1

	Quarter Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Pre-tax earnings	$368,820	$391,349	$778,468	$763,126	$765,993	$723,782	$750,570
Fixed charges	38,880	38,764	77,515	81,807	81,725	79,481	77,152
Earnings before fixed charges	$407,700	$430,113	$855,983	$844,933	$847,718	$803,263	$827,722

Fixed charges:
Interest expense*	$37,503	$37,460	$74,862	$79,187	$79,449	$76,980	$74,669
Amortization of bond issue costs	671	626	1,264	1,274	1,063	928	860
Estimated interest factor of rental expense	706	678	1,389	1,346	1,213	1,573	1,623
Total fixed charges	$38,880	$38,764	$77,515	$81,807	$81,725	$79,481	$77,152

Ratio of earnings to fixed charges	10.5	11.1	11.0	10.3	10.4	10.1	10.7

Earnings before fixed charges	$407,700	$430,113	$855,983	$844,933	$847,718	$803,263	$827,722
Interest credited for deposit products	32,941	34,502	68,718	70,555	71,918	70,746	69,742
Adjusted earnings before fixed charges	$440,641	$464,615	$924,701	$915,488	$919,636	$874,009	$897,464

Fixed charges	$38,880	$38,764	$77,515	$81,807	$81,725	$79,481	$77,152
Interest credited for deposit products	32,941	34,502	68,718	70,555	71,918	70,746	69,742
Adjusted fixed charges	$71,821	$73,266	$146,233	$152,362	$153,643	$150,227	$146,894

Ratio of earnings to fixed charges including interest
credited on deposit products as a fixed charge	6.1	6.3	6.3	6.0	6.0	5.8	6.1

Rental expense	$2,139	$2,055	$4,210	$4,079	$3,677	$4,767	$4,919

Estimated interest factor of rental expense (33%)	$706	$678	$1,389	$1,346	$1,213	$1,573	$1,623

*There was no interest capitalized in any period indicated.